FORM 6-K

SECURITIES AND EXCHANGE COMMISSION


RECD S.E.C.
JUL 17 2002
1086

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934


02048984

July 17, 2002

PARTHUS TECHNOLOGIES PLC

32-34 Harcourt Street
Dublin 2, Republic of Ireland
Tel: 011-353-1-402-5700
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

This report on Form 6-K contains a press release announcing the Company's financial results for the second quarter and the first half of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARTHUS TECHNOLOGIES PLC

Dated: July 17, 2002

By: /s/ ELAINE COUGHLAN
Elaine Coughlan
Chief Financial Officer


parthus
POWERING THE MOBILE INTERNET

PARTHUS TECHNOLOGIES PLC ANNOUNCES STRONG SECOND QUARTER AND FIRST HALF RESULTS

Substantially increased royalty revenue as customers begin volume shipments

Dublin, Ireland – July 17, 2002 – Parthus Technologies plc (LSE: PRH; Nasdaq: PRTH) today announced its financial results for the second quarter and the six months ended June 30, 2002. Results are prepared and reported under U.S. GAAP.

Highlights for the second quarter ended June 30, 2002

- Licensing and royalty revenue grew 37% year-on-year to $9.8 million, up 10% sequentially from $8.9 million
- Royalty revenue grew 193% sequentially from $263,000 to $770,000, with five customers now shipping products mainly in the consumer electronics area
- US GAAP net loss down 31% to $2.3 million
- Pro forma[1] earnings of $66,000
- Seven new licensing and royalty agreements were signed, including five new customers
- A new wireless LAN "W-LAN" platform was launched targeting the 802.11 market
- Parthus announced the proposed merger with Ceva, the DSP cores licensing subsidiary of DSP Group

The reported net loss for the second quarter 2002 was $2.3 million, representing a net loss of $0.004 per ordinary share or $0.039 per ADS. The pro forma[1] net earnings for the second quarter 2002 were $66,000.

Highlights for the six months ended June 30, 2002

- Total revenue increased 8% year-on-year to $21.5 million, up from $19.9 million in the first half of 2001
- Licensing and royalty revenue grew 44% year-on-year to $18.8 million
- 13 new licensing and royalty agreements were signed
- To date Parthus has signed a total of 87 license deals, 59 with royalty agreements, with 56 customers
- Strategic alliances expanded the Parthus portfolio with 2.5G/3G W-CDMA and W-LAN technologies

The reported net loss for the first half 2002 was $5.6 million, representing a loss of $0.010 per ordinary share or $0.095 per ADS. The pro forma[1] net loss for the first half 2002 amounted to $2.4 million, representing a loss of $0.0041 per ordinary share or $0.041 per ADS.

[1] *Pro forma results exclude amortization of intangibles, merger and non-stock cash compensation costs*

Commenting today, Elaine Coughlan, chief financial officer, said:
"While the semiconductor operating environment remains challenging, the combination of continued licensing growth, up 29%, a strong increase in royalties and prudent cost management with operating costs down 23% year-on-year has enabled us to achieve pro forma profitability one quarter ahead of stated objectives."

Commenting today, Kevin Fielding, president, said:
"We are pleased to have delivered another quarter of solid performance and met our target of achieving pro forma profitability. We maintained strong licensing momentum with nine new customers and 13 new license agreements signed in the year to date. We have licensed all of our platforms during this period, reflecting the strength of our portfolio. In addition, there was strong growth in royalties as our customers began volume shipments. Finally key new wireless communications technologies, introduced during the first half, have grown the sales pipeline."


parthus

Commenting today on the proposed merger of Parthus and Ceva, Brian Long, chief executive officer, said:

"On July 15 we announced IRS approval of the tax-free spin-off of Ceva from DSP Group, which satisfied the last remaining pre-condition for our merger with Ceva. We remain on schedule for completion of this transaction in the third quarter. Parthus enters the merger with sustained licensing growth and one of the most comprehensive product portfolios in the industry. We believe ParthusCeva will be well positioned to become a leading supplier of open-standard DSP solutions to the industry, with exciting opportunities for growth in an industry upturn."

FINANCIAL REVIEW

Income Statement for the second quarter ended June 30, 2002

Total revenue for the second quarter amounted to $10.8 million, a 6% increase year-on-year, and a 1% increase over the first quarter 2002 revenue of $10.7 million.

IP licensing and royalty revenue was $9.8 million, up 37% year-on-year from $7.2 million in the second quarter 2001 and up 10% from $8.9 million in the first quarter of this year. Licensing and royalty revenue now accounts for 91% of total revenue, up from 70% in the second quarter 2001 and from 84% in the first quarter 2002. Royalty revenue was $770,000, up 193% quarter-on-quarter from $263,000, and represented 7% of total revenue. IP creation revenue amounted to $596,000 in the second quarter, down 69% year-on-year and down 28% from the first quarter of 2002. This reflects the challenge of maintaining jointly funded R&D activity in the current environment. Hard IP revenue amounted to $381,000, down 66% year-on-year and down 56% from the first quarter 2002, which included a large one-time order.

Gross margins were 80% in the second quarter, up from 76% in the first quarter 2002, and from 70% in the second quarter 2001. The sequential increase is a result of the growth in royalty revenue in the quarter, which carries an effective gross margin of 100%.

The company has continued its commitment to cost management as part of its plan to achieve pro forma profitability within the context of the external operating environment. Total operating costs, excluding non-cash stock compensation expense, declined $2.3 million or 20% sequentially from $11.3 million to $9.0 million. This is ahead of the plan at the start of the year to deliver substantial annualized cost savings. Research and development investment decreased $1.8 million or 24% sequentially from $7.3 million to $5.5 million. This decrease is principally as a result of reduced investment in 2.5G/3G development through the agreement with UbiNetics, which involved the divestiture of the associated engineering and facility cost in March 2002. Direct investment by the company in other key new technologies such as W-LAN 802.11 continued. Sales and marketing expenses decreased $170,000 or 7% sequentially, from $2.3 million to $2.1 million. General and administration expenses declined by $193,000 or 12% sequentially from $1.6 million to $1.4 million.

Amortization of intangibles amounted to $340,000 and non-cash stock compensation amounted to $525,000 in the second quarter 2002, the same as in the first quarter 2002. Also included are merger expenses relating to the transaction with Ceva which amounted to $1.5 million in the second quarter. As previously disclosed, the company anticipates that total expenses relating to this transaction will be approximately $4 million.

Interest and similar income declined $23,000 sequentially from $680,000 in the first quarter of 2002 to $657,000 in the second quarter 2002.

The reported net loss for the second quarter 2002 was $2.3 million, representing a net loss per ordinary share of $0.004 or $0.039 per ADS. This compares with a reported net loss for the first quarter 2002 of $3.3 million, representing a loss of $0.006 per ordinary share or $0.057 per ADS. The pro forma net earnings for the second quarter were $66,000. This compared with a pro forma net loss for the first quarter 2002 of $2.4 million, representing a pro forma net loss per ordinary share of $0.004 or $0.042 per ADS. Pro forma results for the second quarter exclude amortization of intangibles, merger costs and non-cash stock compensation expense.

Income Statement for the six months ended June 30, 2002

Total revenue for the six months ended June 30, 2002 amounted to $21.5 million, up 8% over the first half 2001 total revenue of $19.9 million.

IP licensing and royalty revenue grew to $18.8 million, up 44% year-on-year from $13.0 million in the first half 2001. Royalty revenue increased to $1.0 million, up 266% year-on-year from $282,000 in the first half 2001. IP creation revenue declined to $1.4 million, down 67% year-on-year from $4.3 million in the first half of 2001. Hard IP revenue declined to $1.3 million, down 51% year-on-year from $2.6 million in the first half of 2001.

Total gross margins increased to 78% for the first half of 2002, from 67% in the first six months of 2001. This reflects the continuing change in business mix to higher margin IP licensing and royalty revenue, which represents 87% of total revenue in the first half 2002.

Operating costs, excluding non-cash stock compensation expense, decreased $2.1 million or 9% year-on-year in the first half 2002 to $20.3 million from $22.4 million in the first half of 2001. This reflects the full benefits of the cost management program. Research and development investment declined $449,000 or 3% year-on-year to $12.7 million from $13.2 million in the first half of 2001. Sales and marketing expenses decreased by $1.1 million or 20% year-on-year to $4.4 million from $5.5 million in the first half of 2001. General and administration expenses declined by $728,000 or 20% year-on-year to $3.0 million from $3.7 million in the first half 2001. Amortization of intangibles decreased $994,000 to $680,000 in the first half 2002 from $1.7 in the first half 2001, reflecting changes in the accounting for goodwill from an amortization method to an impairment-only approach following the adoption of SFAS 142 on 1 January 2002. Non-cash stock compensation increased $294,000 to $1.1 million from $756,000 in the first half 2001. In addition in the second quarter costs associated with the proposed merger of Parthus and Ceva amounted to $1.5 million.

Interest income and similar income amounted to $1.3 million for the first half of 2002, compared with $3.8 million for the first half of 2001. This decrease in interest income reflects the lower cash balances and the lower interest rate environment in the first half of this year. The most significant changes in cash in the period relates primarily to acquisitions of $25 million during the first half of 2001.

The reported net loss for the first half 2002 was $5.6 million, representing a loss of $0.010 per ordinary share or $0.095 per ADS. This represents a 32% decline in the overall reported net loss for the company from the same period last year. The pro forma net loss for the first half 2002 amounted to $2.4 million, representing a loss of $0.0041 per ordinary share or $0.041 per ADS.

Balance Sheet

At June 30, 2002 total assets amounted to $202.5 million, compared with total assets of $201.3 million at March 31, 2002 and $205.8 million at December 31, 2000.

Cash and cash equivalents amounted to $114.1 million at June 30, 2002, compared with $115.8 million at March 31, 2002 and $121.5 million at December 31, 2001. The cash outflow at the operating level amounted to $1.9 million for the second quarter 2002, compared with $2.1 million in the first quarter 2001.

Deferred revenue grew $338,000 or 9% to $3.9 million during the second quarter 2002 from $3.6 million in the first quarter 2002. Accounts receivable grew to $5.4 million in the second quarter from $4.2 million in the first quarter and $3.5 million at December 31, 2001. Debtors' days rose to 46 days in the second quarter from 36 days in the first quarter 2002, and from 31 days in the fourth quarter 2001 due to the timing of invoicing and collection.

OPERATING REVIEW

Licensing & Royalty Growth

Parthus continued to broaden its customer base with eight new customers signed in the first half of the year. The company's strategy of targeting the leading semiconductor companies continues to produce results. Parthus has now signed licensing agreements with seven of the world's top-10 semiconductor companies. With

13 new licenses in the first half 2002, Parthus has signed a total of 87 licensing agreements, 59 with royalty components and its customer base has grown to 56.

In the first half 2002, license agreements were completed on each of our platforms, reflecting the strength of the company's technology offering. MediaStream (digital audio) and BlueStream (Bluetooth) are well positioned to drive royalty revenues as licensees begin to ship products powered by Parthus' platforms. The company continued to see strong demand for the InfoStream (mobile computing) and NavStream (GPS location) technologies. Parthus has delivered the latest upgrade of InfoStream (2000) to two licensees during the first half of this year. InfoStream 2000 incorporates multiple upgrades to the architecture and licensees are targeting Smartphone, PDA and home multimedia market segments with the platform.

NavStream continues to enjoy strong licensing momentum, driven by the advanced "in-building" tracking capabilities of this GPS location platform. Licensees are targeting the cellular handset markets with the technology driven in part by the US e911 regulatory requirements. In addition, NavStream has secured some key design wins in the defense and security sectors, where high accuracy and rapid loctation capabilities are required.

In the first half 2002, Parthus continued to strengthen its portfolio of technologies and consequently its pipeline of new products for licensing. These new technologies are targeting W-LAN "802.11" and Cellular "W-CDMA" markets. Finally the company has secured a number of strategic licensing wins with 'teacher' customers in the Wireline market segment and expects to formally launch the technology in the second half of 2002.

802.11

In the second quarter, Parthus announced the launch of In8Stream™ targeting the high growth W-LAN marketplace. In8Stream is a multi-mode W-LAN platform targeting the entire range of IEEE 802.11 W-LAN standards (a, b, g, e, i) through one flexible architecture. The architecture incorporates a number of differentiating features that substantially reduce memory and processor costs, delivering an ultra-low cost 802.11 solution. In addition, a programmable communications architecture enables all versions of the 802.11 standard to be supported with the same architecture through software upgrades only.

3G W-CDMA

In March, Parthus announced a broad ranging strategic agreement with UbiNetics, an established expert and market leader in 3G wireless device technology. Under a license agreement, UbiNetics will integrate Parthus' GPRS/GSM technology into its 3G W-CDMA product to create a fully integrated multi-mode 2.5G/3G (W-CDMA/GPRS/GSM) solution. Parthus will market and sell this multi-mode 2.5G/3G solution through the company's global sales channel and semiconductor relationships. In connection with the alliance, Parthus subscribed for a minority shareholding interest in UbiNetics.

Corporate Development

In April, the company announced the proposed combination with Ceva, the DSP cores licensing subsidiary of DSP Group Inc., in a merger of equals. The merger, which has been unanimously approved by the boards of directors of both companies, creates a combined company which the parties believe will have clear leadership in the market for Digital Signal Processing (DSP) cores and platform-level IP - the core technologies for all digital communication and multimedia devices. The newly combined company will be called ParthusCeva, Inc.

DSP technology is fundamental to Parthus' customers as they target their products at high growth markets such as wireless communications, mobile computing, automotive, consumer entertainment and computer networking. The merger of Parthus and Ceva will create what Parthus believes will be the leading independent provider of DSP-based IP solutions, with strong customer penetration of many of the world's largest semiconductor companies (nine of the top-10) and OEMs (such as Samsung, Sony, Ericsson, Siemens).

On July 15, the company announced that DSPG has now received a ruling from the United States' Internal Revenue Service, that the contribution of the DSP cores licensing business of DSPG to Ceva and the distribution of the shares of Ceva to the stockholders of DSPG, will be treated as a tax-free transaction for United States federal income tax purposes.

This ruling satisfies the final pre-condition of the proposed combination of Parthus with Ceva, announced on 5 April 2002. Accordingly, it is expected that formal documentation in relation to the combination will be dispatched to Parthus shareholders in early August 2002, with completion of the combination expected during the third quarter 2002.

The combination is to be effected by a scheme of arrangement ("Scheme") and is subject to, inter alia, the approval of the Scheme by shareholders of Parthus and the sanction of the Scheme by the High Court in Dublin.

OUTLOOK

While semiconductor industry visibility remains challenging, there appears to have been a stabilization in market conditions in the first half of 2002. Recently the Semiconductor Industry Association revised forecasts downwards for 2002 overall, with semiconductor industry revenue now forecast to be flat for the second half of this year. The company's short-term outlook reflects this forecast. However, Parthus believes that its second quarter performance of continued licensing and royalty growth, improved gross margins and good cost control positions the company strongly for the medium term.

Safe Harbour Statement

This document may contain ``forward-looking statements". Any ``forward-looking statements" in this document are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. Any statements that are not statements of historical fact (including, without limitation, statements to the *effect that the company or its management ``believes," ``expects," ``anticipates," ``plans" and similar* expressions) should be considered forward-looking statements. Important factors that could cause actual results to differ from those indicated by such forward-looking statements include uncertainties relating to the ability of management to complete the planned merger with Ceva, Inc. and to successfully integrate the operations of the two companies, uncertainties relating to the acceptance of semiconductor intellectual property offerings, expansion of our business, quarterly variations in results, and other uncertainties that are discussed in Amendment No. 1 to the company's 2001 Annual Report on Form 20-F filed with the SEC on July 9, 2002.

About Parthus Technologies plc

Parthus is a leading provider of complete platform-level intellectual property (IP) solutions targeting the mobile Internet market. Incorporating radio, baseband and software design solutions, Parthus' range of products are used by some of the world's largest semiconductor companies and electronics manufacturers in MP3, GPS, GPRS, GSM, 3G and Bluetooth applications. Parthus' platforms power a diverse range of mobile Internet devices, such as cellular handsets, Smartphones, automobiles, personal audio players and PDAs. The company leverages nine years of IP development experience to deploy technology that leads the industry in terms of ultra-high processing power uniquely combined with low power consumption. These mobile Internet platforms also deliver significant cost and time-to-market advantages to customers. Parthus is headquartered in Dublin, and employs 352 people at nine development locations and 13 sales offices worldwide. The company's ordinary shares are listed on the London Stock Exchange (LSE: PRH) and its ADS's are listed on The Nasdaq National Market (Nasdaq: PRTH).

For further information please contact:

Parthus Technologies		**Financial Dynamics**	**Kinman Public Relations**
+353 1 402 5700		+44 20 7831 3113	+353 1 678 8330
Barry Nolan VP Marketing	Lorraine Whelan Investor Relations Director	James Melville-Ross Ben Way	Tim Kinsella

Parthus Technologies Plc
Consolidated Statements of Operations- US GAAP

	Quarter Ended June 30 2002 Unaudited	Quarter Ended June 30 2001 Unaudited	Six Months Ended June 30 2002 Unaudited	Six Months Ended June 30 2001 Unaudited	Quarter Ended March 31 2002 Unaudited
	US$'000	US$'000	US$'000	US$'000	US$'000
Revenue					
Licensing and royalties	9,841	7,166	18,766	13,016	8,925
IP creation	596	1,902	1,427	4,302	831
Hard IP	381	1,112	1,298	2,625	917
Total revenue	10,818	10,180	21,491	19,943	10,673
Cost of revenue					
Licensing and royalties	1,500	1,163	2,943	2,149	1,443
IP creation	422	1,342	1,002	3,034	580
Hard IP	205	599	699	1,423	494
Total cost of revenue	2,127	3,104	4,644	6,606	2,517
Gross margin	8,691	7,076	16,847	13,337	8,156
Operating expenses					
Research & development	5,879	7,495	13,516	13,744	7,637
Sales & marketing	2,190	2,900	4,554	5,604	2,364
General & administration	1,457	1,852	3,100	3,790	1,643
Amortization of goodwill & intangible assets	340	1,308	680	1,674	340
ParthusCeva merger costs	1,463	-	1,463	-	-
Loss on disposal of division	-	-	213	-	213
Total operating expenses	11,329	13,555	23,526	24,812	12,197
Loss from operations	(2,638)	(6,479)	(6,679)	(11,475)	(4,041)
Interest & similar income, net	657	1,671	1,337	3,784	680
Foreign exchange (loss)/gain	(281)	(48)	(215)	(89)	66
Minority interest	-	(50)	-	(100)	-
Loss before income tax	(2,262)	(4,906)	(5,557)	(7,880)	(3,295)
Provision for income taxes	-	(150)	-	(300)	-
Net loss	(2,262)	(5,056)	(5,557)	(8,180)	(3,295)
Net loss per ordinary share (basic and diluted)	($0.004)	($0.009)	($0.010)	($0.015)	($0.006)
Net loss per ADS (1) (basic and diluted)	($0.039)	($0.093)	($0.095)	($0.152)	($0.057)
Weighted average number of ordinary shares ('000)	585,260	544,624	583,405	538,662	581,528
Weighted average number of ADS's ('000)	58,526	54,462	58,340	53,866	58,153

(1) Each American Depository Share represents ten ordinary shares.

Parthus Technologies Plc
Pro Forma Consolidated Statements of Operations

	Quarter Ended June 30 2002 Unaudited	Quarter Ended June 30 2001 Unaudited	Six Months Ended June 30 2002 Unaudited	Six Months Ended June 30 2001 Unaudited	Quarter Ended March 31 2002 Unaudited
	US$'000	US$'000	US$'000	US$'000	US$'000
Revenue					
Licensing and royalties	9,841	7,166	18,766	13,016	8,925
IP creation	596	1,902	1,427	4,302	831
Hard IP	381	1,112	1,298	2,625	917
Total revenue	10,818	10,180	21,491	19,943	10,673
Cost of revenue					
Licensing and royalties	1,500	1,163	2,943	2,149	1,443
IP creation	422	1,342	1,002	3,034	580
Hard IP	205	599	699	1,423	494
Total cost of revenue	2,127	3,104	4,644	6,606	2,517
Gross margin	8,691	7,076	16,847	13,337	8,156
Operating expenses					
Research & development	5,475	7,169	12,705	13,154	7,230
Sales & marketing	2,133	2,852	4,436	5,521	2,303
General & administration	1,393	1,806	2,979	3,707	1,586
Loss on disposal of division	-	-	213	-	213
Total operating expenses	9,001	11,827	20,333	22,382	11,332
Loss from operations	(310)	(4,751)	(3,486)	(9,045)	(3,176)
Interest & similar income, net	657	1,671	1,337	3,784	680
Foreign exchange (loss)/gain	(281)	(48)	(215)	(89)	66
Minority interest	-	(50)	-	(100)	-
Profit/(loss) before income tax	66	(3,178)	(2,364)	(5,450)	(2,430)
Provision for income taxes	-	(150)	-	(300)	-
Net profit/(loss)	66	(3,328)	(2,364)	(5,750)	(2,430)
Pro forma net profit/(loss) per ordinary share (basic and diluted)	$0.0001	($0.006)	($0.004)	($0.011)	($0.004)
Pro forma net profit/(loss) per ADS (1) (basic and diluted)	$0.001	($0.061)	($0.041)	($0.107)	($0.042)
Weighted average number of ordinary shares ('000)	585,260	544,624	583,405	538,662	581,528
Weighted average number of ADS's ('000)	58,526	54,462	58,340	53,866	58,153

(1) Each American Depository Share represents ten ordinary shares.

The above pro forma consolidated statements of operations have been adjusted to exclude the following items to U.S.GAAP reported net loss:

Reported net loss per U.S. GAAP	(2,262)	(5,056)	(5,557)	(8,180)	(3,295)
Adjustments					
Amortization of goodwill & intangible assets	340	1,308	680	1,674	340
ParthusCeva merger costs	1,463	-	1,463	-	-
Non-cash stock compensation expense					
- Research & development	404	326	811	590	407
- Sales & marketing	57	48	118	83	61
- General & administration	64	46	121	83	57
Pro-forma net profit/(loss)	66	(3,328)	(2,364)	(5,750)	(2,430)

Parthus Technologies Plc
Consolidated Balance Sheets - US GAAP

	30 June 2002 Unaudited	31 December 2001 Audited	31 March 2002 Unaudited
	US$'000	US$'000	US$'000
Assets			
Current assets			
Cash and cash equivalents	114,101	121,503	115,840
Short term investments	-	1,800	-
Accounts receivable	5,421	3,541	4,241
Prepayments & other current assets	3,968	3,365	2,660
Inventory	517	797	522
Total current assets	124,007	131,006	123,263
Property, plant & equipment, net	6,617	7,691	6,781
Investments	4,500	-	4,500
Goodwill	63,579	62,691	62,691
Intangible assets	3,752	4,432	4,092
Total assets	202,455	205,820	201,327
Liabilities & shareholders' equity			
Current liabilities			
Accounts payable	4,680	5,672	4,423
Accrued liabilities	12,718	11,178	11,984
Deferred income	3,914	4,759	3,576
Taxes payable	1,554	2,124	1,961
Total current liabilities	22,866	23,733	21,944
Shareholders' equity			
Ordinary shares	207	205	205
Additional paid in capital	241,127	239,138	239,247
Deferred stock compensation	(4,002)	(5,052)	(4,527)
Accumulated other comprehensive income	(3,047)	(3,065)	(3,108)
Retained earnings	(54,696)	(49,139)	(52,434)
Total shareholders' equity	179,589	182,087	179,383
Total liabilities & shareholders' equity	202,455	205,820	201,327